Messina Minerals Inc. Tel: 604.688.1508
2300 – 1066 West Hastings [redacted]1.8253
Vanco[redacted] essinaminerals.com
Cana essinaminerals.com
TSXV:

07027096

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

SUPPL

PRESS RELEASE

September 28, 2007

Messina Minerals Inc. Closes $7 Million Private Placement

Vancouver, BC, September 28, 2007 - Messina Minerals Inc. (TSX-V:MMI) (the "Company") is pleased to announce that it has closed its previously announced brokered private placement by the issuance today of 6,320,000 flow-through shares at a price of $0.95 per flow-through share and 1,420,000 units at a price of $0.80 per unit for aggregate gross proceeds to the Company of $7,140,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant, expiring on September 28, 2009, will entitle the holder to subscribe for one additional common share of the Company at a price of $1.10. Proceeds received from the private placement are intended to be used to continue exploration work on the Company's properties in central Newfoundland and for general corporate purposes.

Orion Securities Inc. acted as the agent for this financing. As consideration for its participation in the offering, the agent received a cash commission equal to 6.5% of the total proceeds raised and 503,100 compensation options, each of which is exercisable into one unit at a price of $0.80 expiring on September 28, 2009. These units are on the same terms as the units sold under the offering.

All securities issued pursuant to this private placement are subject to a four month hold period that expires on January 29, 2008.

About Messina

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has

Dw 10/4

made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

ON BEHALF OF THE BOARD OF DIRECTORS OF
MESSINA MINERALS INC.

"Peter Tallman"

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information
Please contact:
Peter Tallman
President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT United States Securities & Exchange Comm.
FORM 51-102F3 12g3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 28, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 28, 2007 through the facilities of Marketwire via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 28thth day of September, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 28, 2007

Messina Minerals Inc. Closes $7 Million Private Placement

Vancouver, BC, September 28, 2007 - Messina Minerals Inc. (TSX-V:MMI) (the "Company") is pleased to announce that it has closed its previously announced brokered private placement by the issuance today of 6,320,000 flow-through shares at a price of $0.95 per flow-through share and 1,420,000 units at a price of $0.80 per unit for aggregate gross proceeds to the Company of $7,140,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant, expiring on September 28, 2009, will entitle the holder to subscribe for one additional common share of the Company at a price of $1.10. Proceeds received from the private placement are intended to be used to continue exploration work on the Company's properties in central Newfoundland and for general corporate purposes.

Orion Securities Inc. acted as the agent for this financing. As consideration for its participation in the offering, the agent received a cash commission equal to 6.5% of the total proceeds raised and 503,100 compensation options, each of which is exercisable into one unit at a price of $0.80 expiring on September 28, 2009. These units are on the same terms as the units sold under the offering.

All securities issued pursuant to this private placement are subject to a four month hold period that expires on January 29, 2008.

About Messina

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a

region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

ON BEHALF OF THE BOARD OF DIRECTORS OF
MESSINA MINERALS INC.

"Peter Tallman"

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information
Please contact:
Peter Tallman
President
(604)688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: **MMI**

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

September 27, 2007

Messina Minerals Inc. ("Messina") has received notice from Aldrin Resource Corp. ("Aldrin") informing it of Aldrin's decision to allow its option to acquire an interest in Messina's Long Lake Reid Lot 229 Property (the "Property") to lapse. Aldrin does not retain any interest in the Property.

Aldrin had originally been granted an option to acquire an interest in the Property pursuant to an Option and Joint Venture Agreement dated January 6, 2006, as amended; and has spent $500,000 towards work on the Property over the past 19 months.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Messina Minerals Inc. Announces $7 Million Private Placement

Vancouver, BC, September 19, 2007 – Messina Minerals Inc. (TSX-V:MMI) (the "Company") is pleased to announce a brokered private placement of up to $7 million of securities of the Company. Orion Securities Inc. will act as agent of the Company with respect to the offering. The offering will be comprised of the issuance and sale of up to $6 million of flow-through common shares of the Company at a price of $0.95 per flow-through share and up to $1 million of units of the Company at a price of $0.80 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant, expiring 24 months from closing, will entitle the holder to subscribe for one additional common share of the Company at a price of $1.10. The Company has also granted Orion an option to increase the size of the offering by up to an additional $1 million of units of the Company, exercisable until 48 hours prior to the closing of the offering.

The Company will pay a cash commission to the agent in the amount of 6.5% of the total proceeds raised. In addition, the Company will issue non-transferable compensation options to the agent equal to 6.5% of the total number of flow-through common shares and units issued, which will be exercisable into units for 24 months at a price of $0.80 per unit. These units will be on the same terms as the units sold under the offering.

Proceeds received from the private placement are intended to be used to continue exploration work on the Company's properties in central Newfoundland and for general corporate purposes.

The offering is expected to close on or about September 28, 2007 and is subject to certain conditions and to the receipt of all required regulatory approvals and consents, including the approval of the TSX Venture Exchange. The securities of the Company issuable pursuant to the private placement will be subject to a Canadian hold period expiring four months and one day after the closing date.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements.

About Messina

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS OF
MESSINA MINERALS INC.

"Peter Tallman"

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information
Please contact:
Peter Tallman
President
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

September 19, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on September 19, 2007 through the facilities of Marketwire.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 19th day of September, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

P R E S S R E L E A S E

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Messina Minerals Inc. Announces $7 Million Private Placement

Vancouver, BC, September 19, 2007 – Messina Minerals Inc. (TSX-V:MMI) (the "Company") is pleased to announce a brokered private placement of up to $7 million of securities of the Company. Orion Securities Inc. will act as agent of the Company with respect to the offering. The offering will be comprised of the issuance and sale of up to $6 million of flow-through common shares of the Company at a price of $0.95 per flow-through share and up to $1 million of units of the Company at a price of $0.80 per unit. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant, expiring 24 months from closing, will entitle the holder to subscribe for one additional common share of the Company at a price of $1.10. The Company has also granted Orion an option to increase the size of the offering by up to an additional $1 million of units of the Company, exercisable until 48 hours prior to the closing of the offering.

The Company will pay a cash commission to the agent in the amount of 6.5% of the total proceeds raised. In addition, the Company will issue non-transferable compensation options to the agent equal to 6.5% of the total number of flow-through common shares and units issued, which will be exercisable into units for 24 months at a price of $0.80 per unit. These units will be on the same terms as the units sold under the offering.

Proceeds received from the private placement are intended to be used to continue exploration work on the Company's properties in central Newfoundland and for general corporate purposes.

The offering is expected to close on or about September 28, 2007 and is subject to certain conditions and to the receipt of all required regulatory approvals and consents, including the approval of the TSX Venture Exchange. The securities of the Company issuable pursuant to the private placement will be subject to a Canadian hold period expiring four months and one day after the closing date.

The securities proposed to be offered in the private placement have not been registered under the U.S. Securities Act of 1933, as amended, or any State securities laws, and may

not be offered or sold in the United States or to U.S. Persons absent registration or an applicable exemption from the registration requirements.

About Messina

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy is to test its properties for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD OF DIRECTORS OF
MESSINA MINERALS INC.

"Peter Tallman"

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information
Please contact:
Peter Tallman
President
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

END